Exhibit 99.2
Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR)

21 October 2020

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare.

The following PDMRs acquired Rio Tinto shares or ADRs under myShare and were allocated the same number of matching share awards or matching ADR awards as follows:

Security	Name of PDMR	Number of shares or ADRs	Matching shares or matching ADRs	Price per share or ADR	Date of transaction
Rio Tinto plc shares	Baatar, Bold	8.0975	8.0975	46.3105 GBP	19/10/2020
Rio Tinto plc shares	Barrios, Alfredo	15.8678	15.8678	46.3105 GBP	19/10/2020
Rio Tinto plc shares	Soirat, Arnaud	8.0975	8.0975	46.3105 GBP	19/10/2020
Rio Tinto plc shares	Stausholm, Jakob	8.0975	8.0975	46.3105 GBP	19/10/2020
Rio Tinto Limited shares	Vella, Ivan	12.5143	12.5143	95.89 AUD	19/10/2020

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares). Qualifying UK employees are also awarded Free Shares once a year.

The following PDMRs purchased Rio Tinto plc shares under the UKSP and were allocated the same number of matching shares as follows:

Security	Name of PDMR	Number of Shares Acquired	Matching shares	Price per Share GBP	Date of transaction
Rio Tinto plc shares	Baatar, Bold	8	8	46.3105 GBP	19/10/2020
Rio Tinto plc shares	Soirat, Arnaud	8	8	46.3105 GBP	19/10/2020
Rio Tinto plc shares	Stausholm, Jakob	8	8	46.3105 GBP	19/10/2020

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404